

January 27, 2015

<u>Via e-mail</u>
Mr. Tae-Sik Yoon
Chief Financial Officer
Ares Commercial Real Estate Corporation
One North Wacker drive, 48th Floor
Chicago, IL 60606

      RE: **Ares Commercial Real Estate Corporation**
                 Form 10-K for the Fiscal Year Ended December 31, 2013
                 Filed March 17, 2014
                 File No. 1-35517

Dear Mr. Yoon:

      We have reviewed your response letter dated January 14, 2015, and have the following additional comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response.

      After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

<u>Item 8. Financial Statements and Supplementary Data</u>

<u>Consolidated Statements of Operations, page F-4</u>

1. We note in your response to comment 2 from our letter dated December 30, 2014 that you allocate all interest expense related to your secured funding agreements to net interest margin. We further note in your Form 8-K filed December 19, 2012 your intention to use the proceeds of your convertible notes to repay outstanding amounts under your secured funding facilities. Please clarify to us how you conclude that interest expense related to such convertible notes is not "directly related to financing the investments that are earning interest income".

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact William Demarest, Accountant, at (202) 551-3432 or me at (202) 551-3446 with any questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief